Mail Stop 3561

December 4, 2007

By Facsimile and U.S. Mail

Mr. Dwight Webb
President and Chief Executive Officer
Euoko, Inc. (former Vita Equity, Inc.)
837 West Hastings Street, Suite 314
Vancouver, British Columbia, Canada V6C 3N6

      Re: Euoko, Inc. (former Vita Equity, Inc.)
              Form 10-KSB for the Fiscal Year Ended December 31, 2006
              Forms 10-QSB for the Fiscal Quarter Ended March 31, 2007 and
              June 30, 2007
              Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2007
              File No. 0-51163

Dear Mr. Webb:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB, Euoko, Inc. (formerly Vita Equity, Inc.) - for the Fiscal Quarter Ended June 30, 2007

Item 1. Financial Statements

Condensed Consolidated Financial Statements – Euoko, Inc.(formerly Vita Equity Inc.) and Subsidiary

Notes to Condensed Consolidated Financial Statements

Note 5 – Subsequent Events, page F-10

1.   We note your disclosure here and also in Form 8-K filed on July 27, 2007 that you entered into a share exchange agreement on July 23, 2007 to acquire all of the issued and outstanding shares of Euoko Inc. Canada, a private Canadian company engaged in the business of the development, marketing and distribution of luxury skin treatments. We also note that as of November 14, 2007 the agreement was not yet consummated. Tell us if the proposed transaction subsequently was completed, and if so the date and the number of shares exchanged. Please explain to us in more detail the nature of the transaction and whether it represents a recapitalization of Euoko Inc. Canada. Tell us the basis for your accounting treatment and how you recorded the transaction. In this regard, please clarify the legal and accounting form of the transaction. If the transaction has been completed, please file the required current report on Form 8-K regarding consummation of the transaction and the financial statements of the surviving entity along with the pro forma financial statements showing the impact of the transaction.

Item 6. Exhibits, page 13

Exhibit 31.1

2.   Please delete the titles of the officer from the first sentence of the certification. The certification should be in the exact format as provided by Item 601(b)(31) of Regulation S-B which illustrates that the title of the officer should follow the signature of the officer. Please confirm to us that the inclusion of the title of your principal executive officer and your principal financial officer in the first line of each certification was not intended to limit the capacity in which such individual provided the certification filed with your Form 10-QSB, for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief